AMENDMENT NO. 1 TO

BYLAWS

OF

VALUED ADVISERS TRUST

Adopted effective September 22, 2009

The Bylaws of the Valued Advisers Trust (the “Trust”), adopted effective June 13, 2008, (the “Bylaws”), are hereby amended as follows:

Article III, Section 1 of the Bylaws shall be amended by deleting the last sentence of that section in its entirety and replacing it with the following sentence:

“Any two offices, except for those of President and Vice President, may be held by the same person, but no officer shall execute, acknowledge or verify any instrument on behalf of the Trust in more than one capacity, if such instrument is required by law or by these Bylaws to be executed, acknowledged or verified by two or more persons.”